UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Summit Therapeutics PLC

(Name of Issuer)

American Depositary Shares and Ordinary Shares, par value £0.01 per share

(Title of Class of Securities)

86627R102

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 6, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86627R102

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		78,288,205*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

78,288,205*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,288,205*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.81%*
14	TYPE OF REPORTING PERSON

IN

* The 78,288,205 Ordinary Shares beneficially owned consist of 15,657,641 American Depositary Shares, which may be exchanged for Ordinary Shares at a 1:5 ratio.

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CUSIP No. 86627R102

The following constitutes the Schedule 13D/A filed by the undersigned (as amended hereby, the “Schedule 13D”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 6, 2019, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Reporting Person, pursuant to which the Reporting Person agreed to subscribe for an aggregate of 166,157,050 ordinary shares (the “Subscription Shares”) of the Issuer, par value £0.01 per share (the “Ordinary Shares”) and warrants to purchase an aggregate of 24,923,555 Ordinary Shares at an exercise price of £0.243 per Ordinary Share (the “Subscription Warrant”) in a private placement in the United States for an aggregate purchase price of $47.371 million (collectively, the “Subscription”), or an approximate per share price of £0.221 (which is based on an exchange rate of $1.29 to £1.00) for a Subscription Share plus a Subscription Warrant.

The Subscription is expected to close on or about December 30, 2019, subject to the satisfaction of certain customary closing conditions and the following additional conditions: (i) the Issuer’s shareholders shall have passed resolutions that, inter alia, approve (A) the consummation of the Subscription and certain other transactions in connection with the Securities Purchase Agreement and (B) the cancellation of the admission of the Ordinary Shares on AIM (the “AIM Delisting”); (ii) the Subscription Shares shall have been admitted to trading on AIM pursuant to Rule 6 of the AIM Rules for Companies (the “AIM Rules”) as published from time to time by London Stock Exchange plc (such event, the “Admission”); (iii) the Resigning Directors (as defined below) shall have delivered to the Issuer executed resignation letters effective upon Admission; and (iv) the Issuer shall have delivered to the Proposed Directors (as defined below) executed appointment letters effective upon Admission. Upon the closing, the Reporting Person is expected to beneficially own 15,657,641 American Depositary Shares (the “ADS Shares”), representing 78,288,205 of the Ordinary Shares, and 166,157,050 Ordinary Shares, or an aggregate of approximately 72.78% of the outstanding Ordinary Shares, excluding Ordinary Shares issuable upon exercise of either the Subscription Warrant or certain additional outstanding warrants held by third parties to purchase Ordinary Shares.

The Subscription Warrant is exercisable at any time in the period commencing on the date falling six months following Admission and ending on the tenth anniversary of the Admission. The Issuer may by written notice require the Reporting Person to exercise some or all of the Subscription Warrant, provided that: (i) the Issuer may not give such notice prior to the third anniversary of Admission; (ii) as of the date of such notice, either the Ordinary Shares are admitted to trading on AIM or another specified exchange or the ADS Shares are listed on the Nasdaq Stock Market (“Nasdaq”); and (iii) as of the date of such notice, the reported ten-day volume weighted average price of the Ordinary Shares as reported on AIM or such other specified exchange (or if the Ordinary Shares are not admitted to trading on such an exchange, the ADS Shares as reported on Nasdaq) represents a premium equivalent to at least 50% over the exercise price. The Warrant Instrument will become effective upon Admission.

In connection with the Subscription, subject to the Admission, three members of the board of directors of the Issuer (the “Board”), Frank Armstrong, Leopoldo Zambeletti and David Wurzer (together, the “Resigning Directors”), are resigning from the Board, and the Reporting Person and three additional proposed directors, Dr. Elaine Stracker, Dr. Ventzislav Stefanov and Manmeet Soni (together, the “Proposed Directors”), are being appointed to the Board.

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CUSIP No. 86627R102

The foregoing description of the Subscription does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement and the Warrant Instrument, included as Exhibits 99.1 and 99.2 respectively and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Following the closing of the Securities Purchase Agreement, Mr. Duggan intends to sell a portion of the ADS Shares he held prior to the date hereof, in an aggregate amount of 6,664,380 ADS Shares, to the Makham Zanganeh Revocable Trust, the Shaun Zanganeh Irrevocable Trust, and to certain of his affiliates, including entities owned or controlled by Mr. Duggan, his immediate family, and trusts for his immediate family’s benefit, at a per ADS Share price equal to the equivalent on an as-is converted basis of the price to be paid for the Ordinary Shares in the Securities Purchase Agreement.

In connection with the Subscription and pursuant to that certain Deed of Termination of Relationship Agreement (“Deed of Termination”) dated as of December 6, 2019 by and among the Issuer, the Reporting Person and Cairn Financial Advisers LLP, a limited liability partnership incorporated in England and Wales with the Registrar of Companies of England and Wales, the parties thereto have entered into an agreement to terminate the Relationship Agreement entered into on December 14, 2018 and previously attached to this Schedule 13D. Pursuant to the Deed of Termination, the termination of the Relationship Agreement shall take effect upon the AIM Delisting becoming effective by way of the issue by the London Stock Exchange plc of a dealing notice.

The foregoing description of the Deed of Termination does not purport to be complete and is qualified in its entirety by reference to the full text of the Deed of Termination, included as Exhibit 99.3 hereto incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.
99.1	Securities Purchase Agreement, dated December 6, 2019, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 6-K filed on December 6, 2019).
99.2	Warrant Instrument, dated December 6, 2019 (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 6-K filed on December 6, 2019).
99.3	Deed of Termination, dated December 6, 2019, by and among the Issuer, the Reporting Person and Cairn Financial Advisers LLP (incorporated by reference to Exhibit 4.3 of the Issuer’s Form 6-K filed on December 6, 2019).

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CUSIP No. 86627R102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2019

/s/ Robert W. Duggan
Robert W. Duggan

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